Consolidated Financial Statements

Consolidated Statement of Income
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2004	2004	2003	2003	2003	2004	2003
Interest, Dividend and Fee Income
Loans (Note 2)	$1,639	$1,715	$1,708	$1,773	$1,710	$3,354	$3,489
Securities	354	392	389	411	407	746	801
Deposits with banks	115	105	98	83	79	220	175

	2,108	2,212	2,195	2,267	2,196	4,320	4,465

Interest Expense
Deposits	692	721	725	770	707	1,413	1,462
Subordinated debt	47	50	54	56	60	97	125
Other liabilities	183	184	179	218	222	367	439

	922	955	958	1,044	989	1,877	2,026

Net Interest Income	1,186	1,257	1,237	1,223	1,207	2,443	2,439
Provision for credit losses (Note 3)	5	15	95	90	120	20	270

Net Interest Income After Provision for Credit Losses	1,181	1,242	1,142	1,133	1,087	2,423	2,169

Non-Interest Revenue
Securities commissions and fees	301	271	259	228	195	572	407
Deposit and payment service charges	184	187	194	194	183	371	368
Trading revenues (Note 2)	69	50	52	78	85	119	145
Lending fees	70	77	75	73	69	147	145
Card fees (Note 2)	28	79	88	79	64	107	123
Investment management and custodial fees	76	75	75	75	74	151	153
Mutual fund revenues	96	88	84	80	77	184	157
Securitization revenues	45	43	56	54	60	88	134
Underwriting and advisory fees	104	87	66	69	64	191	133
Investment securities gains (losses)	93	40	8	12	(45)	133	(61)
Foreign exchange, other than trading	53	40	43	45	39	93	72
Insurance income	34	31	31	31	29	65	62
Other revenues	98	38	101	66	63	136	166

	1,251	1,106	1,132	1,084	957	2,357	2,004

Net Interest Income and Non-Interest Revenue	2,432	2,348	2,274	2,217	2,044	4,780	4,173

Non-Interest Expense
Employee compensation (Notes 2 & 5)	935	953	943	869	844	1,888	1,766
Premises and equipment	315	302	321	301	315	617	642
Amortization of intangible assets	26	26	23	26	26	52	56
Other expenses	289	280	258	289	299	569	593

Total Non-Interest Expense	1,565	1,561	1,545	1,485	1,484	3,126	3,057

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	867	787	729	732	560	1,654	1,116
Income taxes	250	240	200	212	135	490	276

	617	547	529	520	425	1,164	840
Non-controlling interest in subsidiaries	15	15	16	16	16	30	32

Net Income	$602	$532	$513	$504	$409	$1,134	$808

Preferred dividends	$20	$19	$20	$21	$20	$39	$41
Net income available to common shareholders	$582	$513	$493	$483	$389	$1,095	$767
Average common shares (in thousands)	502,619	501,218	498,934	496,830	495,336	501,910	494,506
Average diluted common shares (in thousands)	516,430	515,683	511,151	507,156	505,412	516,053	504,851

Earnings Per Share (Canadian $)
Basic	$1.16	$1.02	$0.99	$0.97	$0.78	$2.18	$1.55
Diluted	1.12	1.00	0.97	0.95	0.77	2.12	1.52
Dividends Declared Per Common Share	0.40	0.35	0.35	0.33	0.33	0.75	0.66

The accompanying notes to consolidated financial statements are an integral part of these statements.

BMO Financial Group Second Quarter Report 2004   17

Consolidated Financial Statements

Consolidated Balance Sheet
(Unaudited) (Canadian $ in millions)	As at
	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003	April 30, 2003
Assets

Cash Resources	$22,266	$19,762	$19,860	$19,664	$15,442

Securities
Investment	18,385	18,730	19,660	20,051	19,039
Trading	39,004	38,730	35,119	33,945	33,325
Loan substitutes	11	11	11	6	17

	57,400	57,471	54,790	54,002	52,381

Loans
Residential mortgages	54,512	53,098	52,095	50,830	48,661
Consumer instalment and other personal	23,623	22,411	22,103	21,948	21,498
Credit cards	3,405	3,363	2,967	2,904	2,807
Businesses and governments	54,176	52,314	51,889	52,981	56,055
Securities purchased under resale agreements	17,363	14,893	13,276	14,050	17,175

	153,079	146,079	142,330	142,713	146,196
Customers’ liability under acceptances	5,024	5,243	5,611	6,460	6,463
Allowance for credit losses (Note 3)	(1,667)	(1,737)	(1,785)	(1,898)	(1,935)

	156,436	149,585	146,156	147,275	150,724

Other Assets
Derivative financial instruments	21,424	22,095	21,216	21,931	24,826
Premises and equipment	2,030	2,027	2,045	2,069	2,088
Goodwill	1,415	1,343	1,334	1,388	1,373
Intangible assets	578	567	589	668	686
Other	11,507	12,544	10,504	10,688	10,408

	36,954	38,576	35,688	36,744	39,381

Total Assets	$273,056	$265,394	$256,494	$257,685	$257,928

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,996	$26,584	$24,755	$26,091	$22,891
Businesses and governments	84,465	75,951	72,405	69,289	66,689
Individuals	76,466	75,534	74,391	75,522	75,855

	184,927	178,069	171,551	170,902	165,435

Other Liabilities
Derivative financial instruments	19,959	21,802	20,715	21,152	24,728
Acceptances	5,024	5,243	5,611	6,460	6,463
Securities sold but not yet purchased	10,624	9,669	8,255	8,307	8,635
Securities sold under repurchase agreements	24,842	23,712	23,765	23,506	25,793
Other	11,783	11,503	11,259	12,061	11,639

	72,232	71,929	69,605	71,486	77,258

Subordinated Debt	2,488	2,460	2,856	2,907	3,175

Shareholders’ Equity
Share capital (Note 6)	5,229	5,197	5,108	5,089	5,023
Contributed surplus (Note 2)	21	20	3	2	1
Net unrealized foreign exchange gain (loss)	(57)	(178)	(195)	41	97
Retained earnings	8,216	7,897	7,566	7,258	6,939

	13,409	12,936	12,482	12,390	12,060

Total Liabilities and Shareholders’ Equity	$273,056	$265,394	$256,494	$257,685	$257,928

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

18  BMO Financial Group Second Quarter Report 2004

Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Preferred Shares
Balance at beginning of period	$1,446	$1,506	$1,446	$1,517
Translation adjustment on shares issued in a foreign currency (Note 2)	—	(26)	—	(37)

Balance at End of Period	1,446	1,480	1,446	1,480

Common Shares
Balance at beginning of period	3,751	3,515	3,662	3,459
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	15	12	29	23
Issued under the Stock Option Plan	27	16	102	58
Issued on the exchange of shares of subsidiary corporations	—	—	1	3
Repurchased for cancellation (Note 6)	(10)	—	(11)	—

Balance at End of Period	3,783	3,543	3,783	3,543

Contributed Surplus
Balance at beginning of period	20	—	3	—
Stock option expense (Note 5)	1	1	3	1
Gain on treasury shares, net of applicable income taxes (Note 2)	—	—	15	—

Balance at End of Period	21	1	21	1

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(178)	323	(195)	419
Unrealized gain (loss) on translation of net investments in foreign operations	344	(601)	394	(867)
Hedging gain (loss)	(343)	592	(394)	859
Income taxes	120	(217)	138	(314)

Balance at End of Period	(57)	97	(57)	97

Retained Earnings
Balance at beginning of period	7,897	6,714	7,566	6,499
Net income	602	409	1,134	808
Dividends – Preferred shares	(20)	(20)	(39)	(41)
– Common shares	(201)	(164)	(376)	(327)
Common shares repurchased for cancellation (Note 6)	(62)	—	(69)	—

Balance at End of Period	8,216	6,939	8,216	6,939

Total Shareholders’ Equity	$13,409	$12,060	$13,409	$12,060

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2004   19

Consolidated Financial Statements

Consolidated Statement of Cash Flows
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2004	April 30, 2003	April 30, 2004	April 30, 2003
Cash Flows from Operating Activities
Net income	$602	$409	$1,134	$808
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	20	53	34	87
Net gain on sale of investment securities	(113)	(8)	(167)	(26)
Net increase in trading securities	(274)	(2,270)	(4,009)	(10,898)
Provision for credit losses	5	120	20	270
Gain on sale of securitized loans	(32)	(37)	(65)	(81)
Change in derivative financial instruments
(Increase) decrease in derivative asset	671	(251)	(208)	(2,718)
Increase (decrease) in derivative liability	(1,843)	302	(756)	2,633
Amortization of premises and equipment	90	96	179	193
Amortization of intangible assets	26	29	52	62
Future income tax expense (benefit)	(3)	(24)	78	(4)
Net increase (decrease) in current income taxes	(193)	124	(1,098)	135
Change in accrued interest
Increase in interest receivable	(41)	(47)	(48)	(5)
Decrease in interest payable	(76)	(46)	(66)	(117)
Changes in other items and accruals, net	774	2,954	(725)	1,216

Net Cash Provided by (Used in) Operating Activities	(387)	1,404	(5,645)	(8,445)

Cash Flows from Financing Activities
Net increase in deposits	6,650	2,780	13,168	3,597
Net increase in securities sold but not yet purchased	955	242	2,369	981
Net increase in securities sold under repurchase agreements	1,130	24	1,077	997
Net increase in liabilities of subsidiaries	260	231	273	379
Repayment of subordinated debt	—	(502)	(400)	(502)
Proceeds from issuance of common shares	42	28	131	81
Proceeds from sale of treasury shares	—	—	149	—
Common shares repurchased for cancellation	(72)	—	(80)	—
Dividends paid	(221)	(184)	(416)	(368)

Net Cash Provided by Financing Activities	8,744	2,619	16,271	5,165

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(2,182)	(335)	(2,710)	2,874
Purchase of investment securities	(7,703)	(7,085)	(15,102)	(13,824)
Maturities of investment securities	3,900	4,896	7,086	11,642
Proceeds from sales of investment securities	4,741	887	10,071	3,102
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(4,279)	105	(6,218)	194
Proceeds from securitization of loans	106	—	251	—
Net increase in securities purchased under resale agreements	(2,470)	(2,142)	(4,087)	(1,511)
Premises and equipment — net purchases	(90)	(49)	(161)	(115)
Acquisitions (Note 4)	(67)	(13)	(69)	(71)

Net Cash Provided by (Used in) Investing Activities	(8,044)	(3,736)	(10,939)	2,291

Net Increase (Decrease) in Cash and Cash Equivalents	313	287	(313)	(989)
Cash and Cash Equivalents at Beginning of Period	1,889	2,425	2,515	3,701

Cash and Cash Equivalents at End of Period	$2,202	$2,712	$2,202	$2,712

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

20  BMO Financial Group Second Quarter Report 2004

Notes to Consolidated Financial Statements
For the six months ended April 30, 2004 (Unaudited)

Note 1     Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2003 as set out on pages 70 to 101 of our 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2003, except as described in Note 2.

Note 2     Changes in Accounting

Changes in Accounting Policy

Sources of GAAP
Effective November 1, 2003 we adopted new accounting requirements of the Canadian Institute of Chartered Accountants that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards.
As a result of these new requirements, we made the following changes to our accounting policies:

(a)	Mortgage Prepayment Fees
Effective November 1, 2003, mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded the opening balance of deferred mortgage prepayment fees in income. The impact of this change on our Consolidated Statement of Income was an increase in interest, dividend and fee income — loans of $42 million, an increase in income taxes of $15 million and an increase in net income of $27 million for the three months ended January 31, 2004. This change increased our basic and diluted earnings per share by $0.05 for the three months ended January 31, 2004.

(b)	Treasury Shares
Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our consolidated financial statements was a reduction in non-interest revenue — trading revenues of $26 million, a decrease in income taxes of $10 million, a decrease in net income of $16 million and corresponding increases in contributed surplus and retained earnings of $15 million and $1 million, respectively, for the three months ended January 31, 2004. This change decreased our basic and diluted earnings per share by $0.03 for the three months ended January 31, 2004.

(c)	Software Development Costs
Effective November 1, 2003, certain costs of internally developed software are capitalized and amortized over the expected useful life of the software of three to five years. Prior to November 1, 2003, only certain external costs of internally developed software were capitalized and amortized over the estimated useful life of the software. The impact of this change on our Consolidated Statement of Income was a decrease in non-interest expense — employee compensation of $12 million, an increase in income taxes of $4 million and an increase in net income of $8 million for the three months ended April 30, 2004. For the six months ended April 30, 2004, the impact of this change was a $24 million decrease in employee compensation, an $8 million increase in income taxes and a $16 million increase in net income. This change increased both our basic and diluted earnings per share by $0.01 for the three months ended April 30, 2004 and $0.03 for the six months ended April 30, 2004.

(d)	Preferred Shares
Effective November 1, 2003, we are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we translated these shares using the exchange rate in effect at the end of the period. The impact of this change on our Consolidated Statement of Income was an increase in non-interest revenue — foreign exchange, other than trading of $14 million, an increase in income taxes of $5 million and an increase in net income of $9 million for the three months ended April 30, 2004. For the six months ended April 30, 2004, the impact of this change was a $16 million increase in foreign exchange, other than trading revenues, a $6 million increase in income taxes and a $10 million increase in net income. This change increased our basic and diluted earnings per share by $0.02 and $0.01, respectively, for the three months ended April 30, 2004 and $0.02 for the six months ended April 30, 2004.

We continue our assessment of the implications of the new accounting requirements related to sources of GAAP, primarily with respect to our current practice of offsetting certain items in transit in our Consolidated Balance Sheet.

Change in Accounting Estimate
During the three months ended April 30, 2004, we increased the estimate of the liability associated with our customer loyalty program. The change in estimate was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income was a reduction in non-interest revenue — card fees of $51 million, a decrease in income taxes of $18 million and a decrease in net income of $33 million.

BMO Financial Group Second Quarter Report 2004   21

Notes to Consolidated Financial Statements

Note 3     Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider to be adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments and guarantees is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003
Balance at beginning of period	$1,739	$1,947	$1,791	$1,949
Provision for credit losses
Specific	45	120	100	270
General	(40)	—	(80)	—
Recoveries	14	28	46	45
Write-offs	(121)	(102)	(230)	(254)
Foreign exchange and other	30	(52)	40	(69)

Balance at end of period	$1,667	$1,941	$1,667	$1,941

Comprised of:
Loans	$1,667	$1,935	$1,667	$1,935
Other credit instruments	—	6	—	6

Note 4     Acquisitions

On March 1, 2004, we completed the acquisition of all outstanding voting shares of Lakeland Community Bank, a full-service community bank in Lake County, Illinois, for total cash consideration of $49 million. The results of Lakeland Community Bank’s operations have been included in our consolidated financial statements since that date. The acquisition of Lakeland Community Bank assists the Bank’s efforts towards further expansion in and around the Lake County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Lakeland Community Bank is part of our Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Lakeland
(Canadian $ in millions)	Community Bank
Cash resources	$13
Securities	31
Loans	181
Premises and equipment	3
Goodwill	22
Core deposit intangible asset	11
Other assets	2

Total assets	263

Deposits	208
Other liabilities	6

Total liabilities	214

Purchase price	$49

                                The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

On February 4, 2004, we announced that we have entered into an agreement to acquire Chicago-based New Lenox State Bank (NLSB), a full-service community bank in Chicago, for approximately $306 million in cash consideration. The acquisition of NLSB is subject to regulatory approval and is expected to close in the third quarter of 2004, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

22  BMO Financial Group Second Quarter Report 2004

Note 5     Employee Compensation

Stock Options

During the six months ended April 30, 2004, we granted a total of 1,644,400 stock options. The weighted-average fair value of these options was $10.63 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2004
Expected dividend yield	2.6%
Expected share price volatility	23.2%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003
Stock option expense included in employee compensation expense	$1	$1	$3	$1

Net income, as reported	$602	$409	$1,134	$808
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	7	10	17	21

Pro forma net income	$595	$399	$1,117	$787

Earnings per share (Canadian $)
Basic, as reported	$1.16	$0.78	$2.18	$1.55
Basic, pro forma	1.15	0.77	2.15	1.51
Diluted, as reported	1.12	0.77	2.12	1.52
Diluted, pro forma	1.12	0.75	2.09	1.48

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003
Pension benefit expense	$47	$41	$90	$77
Other pension expense (includes Canada, Quebec and defined contribution pension plans)	17	21	33	32
Other employee future benefit expenses	15	13	30	26

Total	$79	$75	$153	$135

Note 6     Share Capital

On August 8, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. During the three months ended April 30, 2004, we repurchased 1,350,000 shares at an average cost of $53.60 per share, totalling $72 million. During the six months ended April 30, 2004, we repurchased 1,500,000 shares at an average cost of $53.66 per share, totalling $80 million.

Future Change in Accounting Policy

On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. Under the new rules we expect to reclassify approximately $850 million of preferred shares and $1,150 million of non-controlling interest in subsidiaries to debt. The impact of this change on our Consolidated Statement of Income will be an increase of approximately $120 million in interest expense, a reduction of approximately $45 million (net of tax) in non-controlling interest in subsidiaries, a decrease of approximately $30 million in income taxes and a reduction of approximately $45 million in net income for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

Outstanding (a)
(Canadian $ in millions, except as noted)	April 30, 2004
		Principal
	Number	Amount	Convertible into...
Preferred Shares
Class B — Series 3	16,000,000	$400	common shares (b)
Class B — Series 4	8,000,000	200	common shares (b)
Class B — Series 5	8,000,000	200	—
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10 (c)	12,000,000	396	common shares (b)

		1,446
Common Shares	502,241,011	3,783	—

Total outstanding share capital		$5,229

Stock options issued under stock option plan		n/a	33,313,038 common shares

(a)	For additional information refer to Note 17 to our consolidated financial statements for the year ended October 31, 2003 on pages 90 and 91 of our 2003 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable

BMO Financial Group Second Quarter Report 2004   23

Note 7     United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in consolidated net income of $599 million, basic earnings per share of $1.16 and diluted earnings per share of $1.13 for the three months ended April 30, 2004 compared to $373 million, $0.72 and $0.70, respectively, for the three months ended April 30, 2003. For the six months ended April 30, 2004, reporting under United States GAAP would have resulted in consolidated net income of $991 million, basic earnings per share of $1.90 and diluted earnings per share of $1.85, compared to $761 million, $1.46 and $1.43, respectively, for the six months ended April 30, 2003.

On January 31, 2004 we adopted a new United States GAAP accounting standard on accounting for Variable Interest Entities (VIEs). Under this new standard we must consolidate these VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. The impact of this change in accounting policy on January 31, 2004 increased total assets by $22,043 million and total liabilities by $22,154 million and the one-time transition adjustment reduced net income, basic earnings per share and diluted earnings per share by $111 million, $0.23 and $0.22, respectively, for United States GAAP reporting. This transition adjustment related to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to changes in interest rates. These derivative instruments had been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although they are effective as economic hedges, they are required to be marked to market under United States GAAP. The liability associated with these unrealized losses will reverse, with a corresponding increase in net income, over the remaining terms of the swaps for United States GAAP reporting, ranging from 2004 to 2015.

Note 8     Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

(Canadian $ in millions, except as noted)

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$925	$950	$339	$256	$371	$247	$14	$(25)	$1,649	$1,428
United States	212	198	149	138	338	359	37	29	736	724
Other Countries	23	21	2	2	45	32	21	1	91	56

Total	$1,160	$1,169	$490	$396	$754	$638	$72	$5	$2,476	$2,208

Net Income
Canada	$167	$178	$61	$40	$105	$56	$62	$(7)	$395	$267
United States	26	22	—	(15)	86	95	18	10	130	112
Other Countries	18	17	2	2	22	15	35	(4)	77	30

Total	$211	$217	$63	$27	$213	$166	$115	$(1)	$602	$409

Average Assets ($ in billions)
Canada	$99.4	$92.2	$1.6	$1.4	$81.2	$77.7	$(3.8)	$(4.6)	$178.4	$166.7
United States	17.3	15.9	3.8	3.8	43.8	47.7	7.5	9.3	72.4	76.7
Other Countries	0.5	0.3	0.0	0.0	25.3	17.7	0.1	0.1	25.9	18.1

Total	$117.2	$108.4	$5.4	$5.2	$150.3	$143.1	$3.8	$4.8	$276.7	$261.5

24  BMO Financial Group Second Quarter Report 2004

Revenue, Net Income and Average Assets by Operating Group (Cont’d)

(Canadian $ in millions, except as noted)

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$1,908	$1,916	$663	$553	$735	$560	$20	$(63)	$3,326	$2,966
United States	418	409	293	288	673	687	(5)	50	1,379	1,434
Other Countries	44	41	5	5	81	78	42	2	172	126

Total	$2,370	$2,366	$961	$846	$1,489	$1,325	$57	$(11)	$4,877	$4,526

Net Income
Canada	$368	$362	$115	$88	$214	$157	$132	$(34)	$829	$573
United States	54	43	(1)	(29)	173	150	(46)	17	180	181
Other Countries	35	33	4	3	38	40	48	(22)	125	54

Total	$457	$438	$118	$62	$425	$347	$134	$(39)	$1,134	$808

Average Assets ($ in billions)
Canada	$98.7	$91.5	$1.6	$1.5	$80.4	$75.2	$(3.7)	$(4.1)	$177.0	$164.1
United States	16.7	16.2	3.6	3.9	43.4	50.3	7.5	8.9	71.2	79.3
Other Countries	0.5	0.3	0.0	0.1	23.6	16.8	0.1	0.0	24.2	17.2

Total	$115.9	$108.0	$5.2	$5.5	$147.4	$142.3	$3.9	$4.8	$272.4	$260.6

Goodwill (As At)	$453	$426	$879	$886	$80	$58	$3	$3	$1,415	$1,373

(a)	Personal and Commercial Client Group (P&C) Canada’s financial service providers offer a full range of products and services through direct banking channels such as branches, telephone banking, online banking via bmo.com, and a network of automated banking machines. P&C also includes Chicagoland Banking which serves individuals and small business/commercial middle-market business clients with a full suite of financial products and services through a Community Bank model emphasizing local knowledge and commitment.

(b)	Private Client Group (PCG) brings together all of the Bank’s wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect, and grow their financial assets.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support to the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. The group’s operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and the Bank’s overall asset-liability structure. Technology and Solutions manages, maintains and governs information technology, processing, real estate and sourcing for the Bank. The group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pretax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The taxable equivalent adjustment for the Bank was $39 million for the three months ended April 30, 2004, and $77 million for the six months ended April 30, 2004. The comparative taxable equivalent adjustments for 2003 were $44 million and $83 million, respectively.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for consolidated PCL which is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Second Quarter Report 2004   25